Exhibit 99.1

New Mid Range Natural Gas Engine Unveiled at ACT Expo

~ISB6.7 G Natural Gas Engine Targets School Bus, Shuttle Bus, Medium Duty Trucking, and Vocational in North America~

VANCOUVER, May 5, 2015 /CNW/ - At the opening reception at ACT Expo in Dallas, TX, Cummins Westport Inc. will unveil the ISB6.7 G, a 6.7 liter medium-duty, factory built dedicated natural gas engine for school bus, shuttle bus, medium duty truck and vocational applications.  The new ISB6.7 G is currently in field trials with full production expected to commence in mid 2016.

The ISB6.7 G natural gas engine is based on the Cummins ISB6.7 diesel engine platform, the industry leader in Cummins medium duty engine family.  The ISB6.7 G will operate exclusively on natural gas (CNG or LNG) utilizing Cummins Westport's proprietary spark-ignited, stoichiometric combustion with cooled exhaust gas recirculation (SEGR)  technology, first introduced with the 8.9 liter ISL G.

The ISB6.7 G features three-way catalyst aftertreatment, which is packaged as a muffler and is maintenance- free.  No diesel particulate filter or selective catalytic reduction aftertreatment will be required.  Preliminary specifications include a range of ratings to 260 hp and 660 lb-ft torque and automatic transmission capability to meet customer and original equipment manufacturer requirements.  The ISB6.7 G will be manufactured in Cummins' medium-duty engine plant in Rocky Mount, North Carolina.

"We are pleased to announce this important product development for Cummins Westport here at ACT Expo, North America's largest Clean Fleet show," said Rob Neitzke, President of Cummins Westport.  "The ISB6.7 G will offer customers low emissions with diesel like performance, reliability, and durability and a choice of either compressed natural gas or liquefied natural gas as a fuel."

The ISB6.7 G is expected to be certified at launch to meet the U.S. Environmental Protection Agency and California Air Resources Board emission standards of 0.20 g/bhp-hr NOx and 0.01 g/bhp-hr PM and 2016 U.S. greenhouse gas and fuel economy regulations.

Partial funding in support of the ISB6.7 G engine development has been received from California Energy Commission through its Public Interest Energy Research (PIER) Program in conjunction with the Gas Technology Institute.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements. Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing of full production of the ISB6.7 G engine.   Cummins Westport's business, operations, markets, technology development, and  regarding the environment in which Cummins Westport operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwiseexcept as may be required by applicable law. The contents of any website referenced in this press release are not incorporated herein by reference.

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Innovations Inc., Darren Seed, Vice President, Capital Markets & Communications, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Cummins Inc., Jon Mills, Director - External Communications, Phone: 317-610-4244, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:05e 05-MAY-15